UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of DECEMBER. 2011

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

390 - 3600 Lysander Lane
Richmond, B.C. Canada V7B 1C3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

This report on Form 6-K and attached exhibit are incorporated by reference into Registration Statement No. 333-161564 and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by PolyMet Mining Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Subscription Agreement

          On November 30, 2011, PolyMet Mining Corp., a corporation existing under the laws of British Columbia (the “Company”), entered into a Subscription Agreement (the “Subscription Agreement”) with Glencore AG, a corporation existing under the laws of Switzerland (the “Purchaser”). Pursuant to the Subscription Agreement, the Company agreed to issued and sell to the Purchaser up to (i) an aggregate of 13,333,333 common shares (the “Shares”) of the Company, no par value (the “Common Shares”), and (ii) a warrant (“the 2011 Warrant”) to purchase up to an aggregate of 2,600,000 Common Shares (the “2011 Warrant Shares”), for an aggregate purchase price of US$19,999,999.50 (the “Offering”). The Company completed the Offering on December 6, 2011.

          A copy of the Subscription Agreement is attached hereto as Exhibit 99.1.

2011 Warrant

          The exercise price of the 2011 Warrant will be adjusted and the number of Common Shares to be issued upon exercise of the 2011 Warrant will be adjusted upon the occurrence of, among other things, a stock split or reverse stock split, or a “Share Reorganization” (as defined in the 2011 Warrant), the merger or sale of the Company, or a “Capital Reorganization” (as defined in the 2011 Warrant), or a “Special Distribution” (as defined in the 2011 Warrant).

          A copy of the 2011 Warrant is attached hereto as Exhibit 99.2.

2011 Amendment and Waiver

          As previously reported, on October 31, 2008, the Company entered into a purchase agreement, as amended (the “Purchase Agreement”), with Poly Met Mining, Inc., its wholly-owned subsidiary (the “Issuer”), and the Purchaser, pursuant to which, among other things, (i) the Issuer agreed to issue Floating Rate Secured Debentures due September 30, 2011 (the “Debentures”) in five separate tranches, consisting of four Debentures in the aggregate principal amount of US$25,000,000, all of which have been issued (the “Outstanding Debentures”), and a fifth Debenture in the principal amount of US$25,000,000 to be issued and delivered by the Issuer and paid for by the Purchaser upon fulfillment or waiver of certain conditions set forth therein (the “Tranche E Debenture”); (ii) the Company issued a warrant, as amended (the “2008 Warrant”), to purchase an aggregate of up to 6,250,000 of its Common Shares at an exercise price of $3.00 per share; and (iii) the Company issued a warrant, as amended, exercisable from time to time (the “Exchange Warrant”), to purchase its Common Shares in an amount equal to (a) the principal amount of the Outstanding Debentures divided by US$4.00 and (b) the principal amount of the Tranche E Debenture divided by US$2.65.

          On November 12, 2010, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver (the “2010 Amendment and Waiver”) pursuant to which the terms of the Outstanding Debentures, the Purchase Agreement, the 2008 Warrant were amended as follows:

  The maturity date of the Outstanding Debentures was extended from September 30, 2011 to September 30, 2012.

  Cancellation of the Purchaser’s commitment to purchase, and the Company’s commitment to issue, the Tranche E Debentures.

  Cancellation of 2008 Purchase Warrant.

          In consideration of the amendments listed above, the Company issued to the Purchaser a warrant (the “2010 Warrant”) to purchase 3,000,000 Common Shares (the “2010 Warrant Shares”) at US$2.00 at any time until December 31, 2015. The exercise price of the 2010 Warrant will be adjusted and the number of Common Shares to be issued upon exercise of the 2010 Warrant will be adjusted upon the occurrence of, among other things, a stock split or reverse stock split, or a “Share Reorganization” (as defined in the 2010 Warrant), the merger or sale of the Company, or a “Capital Reorganization” (as defined in the 2010 Warrant), or a “Special Distribution” (as defined in the 2010 Warrant).

          On November 30, 2011, the Company, the Issuer and the Purchaser entered into an Amendment and Waiver (the “2011 Amendment and Waiver”) pursuant to which the terms of the Outstanding Debentures and the 2010 Warrant were amended as follows:

  The maturity date of the Outstanding Debentures was extended from September 30, 2012 to the earlier of (i) the Company giving the Purchaser ten days notice that it has received permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to the Purchaser (the "Early Maturity Event"), and (ii) September 30, 2014.

  Upon occurrence of the Early Maturity Event, the initial principal and capitalized interest will be exchanged into Common Shares at US$1.50 per share.

  The exercise price of the 2010 Warrant was reduced from $2.00 to US$1.50 per share and the Company may force the Purchaser to exercise the whole 2010 Warrant if the 20-day volume weighted average price of the Common Shares is equal to or greater than 150% the exercise price and the Company provides notice to the Purchaser that it has received permits necessary to start construction of the NorthMet Project and availability of senior construction finance, in a form reasonably acceptable to the Purchaser.

          A copy of the 2011 Amendment and Waiver is attached hereto as Exhibit 99.3.

Amended and Restated Exchange Warrant

          On November 30, 2011, the Company and the Purchaser entered into an amendment to the Exchange Warrant (the “Amended and Restated Exchange Warrant”). Pursuant to the Amended and Restated Exchange Warrant (1) the expiration date of the Exchange Warrant was extended from September 30, 2012 to the earlier to occur of (i) an Early Maturity Event and (ii) September 30, 2014, (2) the Exchange Warrant is exercisable to purchase Common Shares in an amount equal to the principal amount of the Outstanding Debentures plus accrued and unpaid interest thereon divided by $1.50 (reduced from $2.00) (the “Exchange Warrant Shares”), and (3) upon the occurrence of an Early Maturity Event, the Purchaser will transfer the Outstanding Debentures to the Company in exchange for the issuance by the Company to the Purchaser of fully paid and non assessable Common Shares equal to the principal amount of the Outstanding Debentures plus accrued and unpaid interest thereon, divided by $1.50.

          A copy of the Amended and Restated Exchange Warrant is attached hereto as Exhibit 99.4.

Registration Rights Agreement

          Pursuant to the Subscription Agreement, the Company entered into an Registration Rights Agreement and Amendment to Existing Registration Rights Agreement, dated December 6, 2011 (the “Registration Rights Agreement”), with the Purchaser, pursuant to which the Company agreed to prepare and file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), on Form F-10, if the Company is eligible under the Multi-Jurisdictional Disclosure System, or if Form F-10 is not available, then Form F-3 or other appropriate form of registration statement, or effect a registration for public offering in the United States and/or Canada, covering the resale of the (i) Shares, (ii) Warrant Shares, and (iii) 9,200,547 Common Shares acquired by the Purchaser on July 14, 2011 (the “Registrable Securities”) upon demand by the Purchaser at any time after December 6, 2011.

          Upon written request from the holders of at least 50% of the Registrable Securities, the Company must effect an unlimited number of registrations; provided, however, the Company is not obligated to effect (i) a registration covering Registrable Securities for an aggregate public offering price of less than US$5.0 million, (ii) more than two registrations within any 12-month period, and (iii) any registration at a time when the Company is keeping three such registrations effective. The Company will use its reasonable best efforts to keep each registration continuously effective until the earlier to occur of (a) the date all Registrable Securities have been sold to the public either pursuant to a registration statement or Rule 144 under the Securities Act, (b) the date all Registrable Securities have been sold in a private transaction in which the transferor’s rights under the Registration Rights Agreement are not assigned, (c) the date on which such security may be resold without restriction pursuant to Rule 144(b)(1) under the Securities Act, or (d) the date on which all Registrable Securities cease to be outstanding.

          Pursuant to the Registration Rights Agreement, the Exchange Warrant Shares are included in the definition of registrable securities under the Registration Rights Agreement, dated as of November 12, 2010, by and among the Company and the Purchaser.

          A copy of the Registration Rights Agreement is attached hereto as Exhibit 99.5.

Other

          The offering and sale of the Shares, 2011 Warrant, the 2011 Warrant Shares, the 2010 Warrant, the 2010 Warrant Shares, the Amended and Restated Exchange Warrant and the Exchange Warrant Shares were made in a private sale in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D, as promulgated by the Commission under the Securities Act. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell, a solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or country.

Incorporation by Reference

          Incorporated herein by reference are the Subscription Agreement (Exhibit 99.1), the 2011 Warrant (Exhibit 99.2), the 2011 Amendment and Waiver (Exhibit 99.3), the Amended and Restated Exchange Warrant (Exhibit 99.4) and the Registration Rights Agreement (Exhibit 99.5) . The respective descriptions of the Subscription Agreement, the 2011 Warrant, the 2011 Amendment and Waiver, the Amended and Restated Exchange Warrant and the Registration Rights Agreement are brief summaries only and are qualified in their entirety by the respective terms of each document.

          A copy of the press releases announcing the foregoing transactions and the closing of the transactions are attached hereto as Exhibit 99.7, 99.8 and 99.9 and are incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits

99.1	Subscription Agreement, dated November 30, 2011, between the Company and the Purchaser.

99.2	2011 Warrant.

99.3	Amendment and Waiver, dated November 30, 2011, between the Company, the Issuer and the Purchaser.

99.4	Amended and Restated Exchange Warrant.

99.5	Registration Rights Agreement and Amendment to Existing Registration Rights Agreement, dated December 6, 2011, between the Company and the Purchaser.

99.6	Material Change Report dated December 5, 2011

99.7	News Release November 30, 2011 (incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed on December 1, 2011).

99.8	News Release November 30, 2011 (incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed on December 1, 2011).

99.9	News Release December 6, 2011 (incorporated by reference to the Company’s Report of Foreign Private Issuer on Form 6-K filed on December 6, 2011).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: December 6, 2011	By:	/s/ Joe Scipioni
Joe Scipioni
	Title:	President